Exhibit (a)(1)(F)
AUTONATION, INC. COMMENCES
CASH TENDER OFFER TO PURCHASE 50 MILLION SHARES OF ITS
COMMON STOCK AT A PRICE OF $23 PER SHARE
          FORT LAUDERDALE, Fla. (March 10, 2006) — AutoNation, Inc. (NYSE: AN), America’s largest automotive retailer, announced today that it has commenced a cash tender offer to purchase up to 50 million shares of its common stock at a price per share of $23. The number of shares proposed to be purchased in the offer represents approximately 19% of the Company’s currently outstanding shares. The Company previously announced its intention to commence the tender offer on March 7, 2006.
          The offer will remain open until 10:00 a.m., New York City time, on April 12, 2006, unless extended by the Company. Tenders of shares must be made on or prior to the expiration of the offer and may be withdrawn at any time on or prior to the expiration of the offer.
          The Company will pay for the shares purchased in the tender offer through a combination of debt financing and existing cash. The Company is also seeking to repurchase all of its existing 9% senior notes due 2008 in the aggregate principal amount of $323.5 million through a concurrent cash tender offer and consent solicitation.
          The offer is subject to certain terms and conditions that are described in the offer to purchase that will be filed with the Securities and Exchange Commission today and distributed to stockholders promptly, including that the Company obtains the debt financing on reasonably satisfactory terms on or prior to the expiration of the tender offer. Additionally, the Company may exercise its right to purchase up to an additional 2% of its outstanding common stock without extending the offer.
          On the terms and subject to the conditions of the offer, the Company’s stockholders have the opportunity to tender some or all of their shares at a price of $23 per share, net in cash, without interest. Since it is expected that more than 50 million shares will be tendered, AutoNation will purchase the shares tendered on a pro rata basis pursuant to certain procedures specified in the offer to purchase.
          ESL Investments, Inc. and certain affiliates, which own 77,061,800 shares, or 29%, of the Company’s common stock, have agreed to tender all of their shares in the offer. Two of the Company’s directors, Edward S. Lampert and William C. Crowley, are Chief Executive Officer and President and Chief Operating Officer, respectively, of ESL Investments, Inc. Assuming that most other stockholders participate in the tender offer, ESL’s percentage ownership interest in the Company would remain substantially unchanged.
          All of the Company’s other directors and executive officers have advised the Company that they do not intend to tender any of their shares in the tender offer, except for Michael E. Maroone, a director of the Company and the Company’s President and Chief Operating Officer, who has advised the Company that he intends to tender approximately three million shares of common stock that he owns in the tender offer. Mr. Maroone beneficially owns approximately six million shares, including approximately three million vested stock options.
          None of the Company, its Board of Directors, the information agent, the depositary or the dealer managers makes any recommendations to stockholders as to whether to tender or refrain from tendering their shares into the offer. Stockholders must decide how many shares they will tender, if any.
          The information agent for the tender offer is Innisfree M&A Incorporated. The depositary for the offer is Computershare Trust Company of New York. The dealer managers for the tender offer are J.P. Morgan Securities Inc. and Banc of America Securities LLC. The offer to purchase, letter of transmittal and related documents will be distributed to stockholders promptly. Stockholders with questions or who would like additional copies of the offer documents may call the information agent, Innisfree M&A Incorporated, toll-free at (877) 825-8631. (Banks and brokers may call collect at (212) 750-5833.)
          AutoNation, Inc., headquartered in Fort Lauderdale, Fla., is America’s largest automotive retailer and a component of the Standard and Poor’s 500 Index. AutoNation has approximately 27,000 full-time employees and owns and operates 346 new vehicle franchises in 17 states.
          This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of AutoNation, Inc. common stock. The offer is being made only pursuant to the offer to purchase, letter of transmittal and related materials that the Company will file with the Securities and Exchange Commission today and distribute to its stockholders promptly. Stockholders and investors should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the offer. Stockholders and investors may obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company has filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the information agent for the offer, toll-free at (877) 825-8631. Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer.
          Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management’s projections, estimates and expectations is contained in the Company’s SEC filings. The Company undertakes no duty to update its forward-looking statements, including its long-term growth targets.

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